SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Long form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 28, 2008
Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name: Pedro Toll
Title: Deputy Manager

BLADEX REPORTS SECOND QUARTER NET INCOME OF $26.3 MILLION
COMPARED WITH $19.2 MILLION FOR THE PRIOR QUARTER.
ROE WAS 16.7%, COMPARED TO 12.6% IN THE FIRST QUARTER.

Panama City, Republic of Panama, July 28, 2008 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the second quarter ended June 30, 2008.

Second Quarter Business Highlights

-	Net income of $26.3 million, an increase of 37% compared to the first quarter 2008, and 3% lower than the second quarter 2007, principally due to lower trading gains.

-	Net operating revenue(1) of $36.4 million, an increase of 28% from the first quarter 2008, and unchanged from the second quarter 2007, reflecting strong growth in the Bank’s intermediation business.

-	Return on average equity (“ROE”) of 16.7%, compared to 12.6% in the first quarter 2008, and 18.0% in the second quarter 2007.

-
Commercial Division’s net operating income(2) was $12.9 million, versus $14.7 million in the previous quarter. Net interest income on lending spreads(3) increased 27% as a result of higher lending spreads(4) (27 bps, or 22%), and a 4% growth on the average commercial portfolio.

-
Treasury Division’s net operating income was $3.0 million, an increase of $2.0 million compared to the first quarter 2008, and a decrease of $1.1 million from the second quarter 2007 due to lower gains on the sale of securities.

-
Asset Management Division’s net operating income was $10.1 million, an increase of $6.5 million from the first quarter 2008, and a decrease of $1.9 million from the second quarter 2007, driven by trading gains.

-	As of June 30, 2008, the Bank had zero credit in non-accrual or past due status.

-	As of June 30, 2008, liquidity(5) stood at $372 million, representing 7% of total assets. During the quarter, deposits increased $379 million (28%) to $1,736 million.

-	The Bank’s efficiency ratio(6) was 29%, compared to 32% in the first quarter 2008, and 28% in the second quarter 2007. Tier 1 capital ratio stood at 19%.

Mr. Jaime Rivera, Bladex’s Chief Executive Officer, stated the following regarding the quarter’s results: “We are very pleased with the results for the quarter which were solid across all business lines.  This performance demonstrates once more Bladex’s ability to take advantage of a Latin American market that continues to grow, and a business franchise that continues to strengthen.

In broad terms, while we are mindful of both the stress placed on large segments of the financial industry and the implications for the economy as a whole, the current scenario has resulted in opportunities for the Region, which Bladex is uniquely well positioned to realize.

Consistent with this favorable scenario, the Bank’s intermediation business continues to grow, with lending margins widening at an accelerating rate and fee revenue building momentum.  Bladex’s Asset Management Division posted another quarter of solid results, and concerns regarding credit quality within Bladex’s portfolio remain a non-issue.  On the liability side, the Bank’s deposit base increased at the faster pace that we have seen in years, and our liquidity position remains strong.

As satisfied as Bladex is with the current results, we place great importance on the permanent nature of our improving market share, which we believe will continue to benefit the Bank through the next phase of the credit cycle.”

RESULTS BY BUSINESS SEGMENT

The Commercial Division incorporates the Bank’s financial intermediation and fee generation activities. Net operating income includes net interest income from loans, fee income, and net allocated operating expenses.

(US$ million)	2Q07	1Q08	2Q08
Commercial Division:
Net interest income on lending spreads(3)	$7.3	$10.6	$13.5
Net interest income on allocated capital(7)	8.1	8.8	5.4
Net Interest Income	$15.4	$19.4	$18.9
Non-interest operating income(8)	1.4	1.8	1.9
Net operating revenues	$16.8	$21.2	$20.8
Operating expenses	(6.7)	(6.5)	(7.9)
Net Operating Income	$10.1	$14.7	$12.9

Net operating income for the second quarter 2008 reached $12.9 million, representing an increase of 28%, compared to second quarter 2007, and a decrease of 12% from the first quarter 2008. With respect to the previous quarter, weighted average lending spreads increased 27 bps (22%), while the average commercial portfolio growth was 4%. Combining these factors resulted in a $2.9 million, or 27% growth in net interest income on lending spreads. These increases were offset by $3.4 million in lower yields on allocated capital due to lower market interest rates.

Weighted average lending spreads on new disbursements were 1.93%, a 41 bps, or 27%, increase with respect to the previous quarter.

The following graph illustrates lending spreads’ quarterly trend:

The average commercial portfolio grew 4% during the quarter and 15% during the last year. End of period growth during the quarter was 8%.

The commercial portfolio includes letters of credit, country risk guarantees and loan commitments pertaining to the Bank’s traditional intermediation activities.

See Exhibit X for information related to the Bank’s commercial portfolio distribution by country.

During the second quarter 2008, the Bank disbursed credits amounting to $2 billion, unchanged when compared to the previous quarter. Please refer to Exhibit XII for the Bank’s distribution of credit disbursements by country.

As of June 30, 2008, the corporate market segment represented 55% of the Bank’s total commercial portfolio, compared to 53% as of March 31, 2008, and 49% a year ago.

The commercial portfolio as a whole continues to be short-term and trade-related in nature, with 70% of credits maturing within one year, and 66% representing trade financing operations.

As of June 30, 2008, the Bank had zero credits in non-accruing or past-due status.

The Treasury Division incorporates the Bank’s investment securities activities. Net operating income is presented net of allocated operating expenses, and includes net interest income on investment securities, and net gains on sale of securities available for sale.

(US$ million)	2Q07	1Q08	2Q08
Treasury Division:
Net interest income	$1.1	$2.2	$2.1
Non-interest operating income(8)	3.9	0.2	2.7
Net operating revenues	$5.1	$2.3	$4.7
Operating expenses	(1.0)	(1.4)	(1.8)
Net Operating Income	$4.1	$1.0	$3.0

Net operating income totaled $3.0 million, representing an increase of $2.0 million from the first quarter 2008, and a decrease of $1.1 million from the second quarter 2007. These variations mostly reflected different levels of gains on sales of securities in the referenced quarters.

The quarter-end securities available for sale portfolio totaled $737 million, representing an increase of 6% from March 31, 2008. As of June 30, 2008, the securities portfolio represented 14% of the Bank’s total credit portfolio, and consisted of Latin American securities (please refer to Exhibit XI for a per country distribution of the investment securities in the available for sale portfolio).

In its available for sale portfolio, and in order to hedge the instruments’ interest rate risk, the Bank enters into interest rate swap agreements to convert them from fixed interest to floating rate instruments. The available for sale portfolio is marked-to-market, and the impact thereof is recorded in capital through the other comprehensive income account (please refer to Exhibit I).

As of June 30, 2008, deposit balances totaled $1,736 million, a $379 million (28%) increase compared to the previous quarter, and $356 million (26%) higher than the second quarter 2007, mostly reflecting $240 million in new deposits from central banks.

The Asset Management Division incorporates the Bank’s asset management activities. Net operating income is presented net of allocated operating expenses, and includes net interest income on trading assets and investment in mutual funds, as well as trading gains and other related income (loss).

(US$ million)	2Q07	1Q08	2Q08
Asset Management Division:
Net interest income	$0.2	$(0.4)	$(0.8)
Non-interest operating income(8)	14.3	5.4	11.7
Net operating revenues	$14.5	$4.9	$10.8
Operating expenses	(2.5)	(1.3)	(0.8)
Net Operating Income	$12.0	$3.6	$10.1

Net operating income in the second quarter 2008 totaled $10.1 million, representing an increase of 182% compared to the previous quarter, and a 16% decrease from the second quarter 2007, driven by trading gains.

In April 2008, Bladex Offshore Feeder Fund (the "Fund") registered with the Cayman Islands Monetary Authority under the Cayman Islands Mutual Funds Law.  On May 1, 2008, the Fund began receiving third party investments.  In May 2008, Bladex also began accounting for the Fund and its related companies in accordance with the specialized accounting guidance in the AICPA Audit and Accounting Guide, Audits of Investment Companies.

As of June 30, 2008, investment in mutual funds totaled $144 million compared to the Fund’s net asset value of $133 million and $122 million, as of March 31, 2008 and June 30, 2007, respectively.

CONSOLIDATED RESULTS OF OPERATIONS

KEY FINANCIAL FIGURES AND RATIOS

(US$ million, except percentages and per share amounts)	2Q07	1Q08	2Q08
Net Interest Income	$16.7	$21.1	$20.1
Net Operating Income by Business Segment:
Commercial Division	$10.1	$14.7	$12.9
Treasury Division	$4.1	$1.0	$3.0
Asset Management Division	$12.0	$3.6	$10.1
Net Operating Income	$26.1	$19.2	$25.9
Net Income	$27.0	$19.2	$26.3

Net Income per Share(9)	$0.74	$0.53	$0.72
Book Value per common share (period end)	$16.68	$16.73	$17.74
Return on Average Equity (“ROE”)	18.0%	12.6%	16.7%
Operating Return on Average Equity ("Operating ROE")	17.4%	12.6%	16.5%
Return on Average Assets (“ROA”)	2.7%	1.6%	2.0%
Net Interest Margin	1.70%	1.77%	1.56%

Tier 1 Capital(10)	$606	$608	$645
Total Capital(11)	$642	$647	$688
Risk-Weighted Assets	$2,862	$3,112	$3,392
Tier 1 Capital Ratio(10)	21.2%	19.6%	19.0%
Total Capital Ratio (11)	22.4%	20.8%	20.3%
Stockholders’ Equity to Total Assets	14.4%	12.0%	11.9%

Liquid Assets / Total Assets(5)	7.6%	9.7%	6.9%
Liquid Assets / Total Deposits	23.2%	36.3%	21.5%

Non-Accruing Loans to Total Loans, net	0.0%	0.0%	0.0%
Allowance for Loan Losses to Total Loan Portfolio	2.0%	1.9%	1.7%
Allowance for Losses on Off-Balance Sheet Credit Risk to Total Contingencies	2.6%	3.5%	4.0%

Total Assets	$4,205	$5,090	$5,407

The following graphs illustrate Net Operating Income and the Return on Average Stockholders’ Equity trends from 2005 through 2008:

NET INTEREST INCOME AND MARGINS

(In US$ million, except percentages)	2Q07	1Q08	2Q08
Net Interest Income
Commercial Division	$15.4	$19.4	$18.9
Treasury Division	1.1	2.2	2.1
Asset Management Division	0.2	(0.4)	(0.8)
Consolidated	$16.7	$21.1	$20.1

Net Interest Margin*	1.70%	1.77%	1.56%

 * Net interest income divided by average balance of interest-earning assets.

Net interest income during the second quarter 2008 reached $20.1 million, a decrease of 5% compared to the previous quarter driven by lower yield on the Bank’s available capital as market interest rates decreased. This factor was partially offset by a larger average loan portfolio and wider lending spreads.

The $3.4 million, or 20%, increase in net interest income compared to the second quarter of 2007 mostly reflects an increased average loan portfolio, and higher lending spreads, partly offset by a lower yield on the Bank’s available capital.

FEES AND COMMISSIONS

(US$ million)	2Q07	1Q08	2Q08
Letters of credit	$0.7	$1.0	$1.2
Guarantees	0.2	0.4	0.3
Loans	0.2	0.2	0.2
Other*	0.4	0.2	0.6
Fees and Commissions, net	$1.5	$1.8	$2.4

* Net of commission expenses

Fees and commissions in the second quarter 2008 increased 35%, or $0.6 million, compared to the previous quarter, and 59%, or $0.9 million, from a year ago mostly due to the increased commission income from letters of credit, and management fee related to the Asset Management Division.

PORTFOLIO QUALITY AND PROVISION FOR CREDIT LOSSES

(In US$ million)	30-Jun-07	30-Sep-07	31-Dec-07	31-Mar-08	30-Jun-08
Allowance for Loan Losses:
Balance at beginning of the period	$56.6	$69.0	$72.6	$69.6	$69.9
Provisions (reversals)	6.2	3.4	(3.0)	0.0	(3.2)
Recoveries	6.2	0.3	0.0	0.2	3.1
End of period balance	$69.0	$72.6	$69.6	$69.9	$69.8

Reserve for Losses on Off-balance Sheet Credit Risk:
Balance at beginning of the period	$21.0	$13.5	$10.5	$13.7	$13.7
Provisions (reversals)	(7.6)	(3.0)	3.2	0.0	2.5
End of period balance	$13.5	$10.5	$13.7	$13.7	$16.2

Total Allowance for Credit Losses	$82.5	$83.1	$83.4	$83.6	$86.0

The allowance for credit losses amounted $86.0 million, an increase of 3% from March 31, 2008. The ratio of the allowance for credit losses to the commercial portfolio was 1.9%, compared to 2.0% as of March 31, 2008 and 2.1% as of June 30, 2007.

OPERATING EXPENSES AND EFFICIENCY LEVEL

(US$ million)	2Q07	1Q08	2Q08
Salaries and other employee expenses	$6.2	$5.5	$5.0
Depreciation, amortization and impairment	0.6	0.7	1.6
Professional services	1.2	0.7	1.2
Maintenance and repairs	0.3	0.3	0.4
Other operating expenses	1.9	2.0	2.2
Total Operating Expenses	$10.3	$9.2	$10.5

The Bank’s efficiency ratio was 29% in the second quarter 2008, compared to 32% in the first quarter 2008 and 28% in the second quarter 2007.

Total operating expenses for the second quarter 2008 were $10.5 million, an increase of $1.2 million compared to the previous quarter, mainly due to a write-off related to an information technology application reported in depreciation, amortization and impairment expenses.

OTHER EVENTS

▪
Common Dividend Payment: On July 15, 2008, the Bank’s Board of Directors declared regular quarterly dividend of US$0.22 per share corresponding to the second quarter 2008 to stockholders of record as of July 21, 2008, payable on July 31, 2008.

▪
Asset Management Division: On July 10, 2008, Bladex announced the incorporation of Mr. Tulio P. Vera to Bladex Asset Management (BAM). Mr. Vera joins the Division as Chief Strategist and Head of Client Relations, and will be responsible for identifying and analyzing opportunities in the Latin American investment space. Prior to Bladex, Mr. Vera worked with Merrill Lynch as a Managing Director, Chief Global Emerging Market Macro and Debt Strategist.

Ratings Assigned: On July 7, 2008, Fitch Ratings assigned the following ratings to Bladex: Foreign Currency Long-Term Issuer Default Rating (IDR) – ‘BBB’, Foreign Currency Short-Term IDR – ‘F-2, Individual Rating – ‘C’, Support Rating – ‘5’, Support Floor – ‘NF’. The outlook is stable.

▪
Ratings Upgrade: On May 13, 2008, Standard & Poor’s Rating Services upgraded Bladex’s long-term issuer credit rating to ‘BBB’ from ‘BBB-‘ and its short-term issuer credit rating to ‘A-2’ from ‘A-3’. The outlook is stable.

Note: Various numbers and percentages set forth in this press release have been rounded and, accordingly, may not total exactly.

Footnotes:

(1) Net Operating Revenue refers to net interest income plus non-interest operating income.

(2) Net Operating Income refers to net interest income plus non-interest operating income, minus operating expenses.

(3) Net interest income on lending spreads refers to interest income on weighted average net lending spreads of average loan portfolio, plus loan commissions.

(4) Lending spreads refer to loan portfolio weighted average lending spread over weighted average Libor-based cost rate, excluding loan commission.

(5) Liquidity ratio refers to liquid assets as a percentage of total assets. Liquid assets consist of investment-grade ‘A’ securities, and cash and due from banks, excluding cash balances in the Asset Management Division.

(6) Efficiency ratio refers to consolidated operating expenses as a percentage of net operating revenues. Excluding the Asset Management Division’s net revenues and expenses, the efficiency ratio is 38%, 34% and 35% for second quarter 2008, first quarter 2008 and second quarter 2007, respectively.

(7) Net interest income on allocated capital is calculated based on capital assigned to support the loan portfolio.

(8) Non-interest operating income refers to net other income (expense) excluding reversals (provisions) for credit losses and recoveries (impairment) on assets. By business segment, non-interest operating income includes:
Commercial Division: fees and commissions net and related other income (expense), net.
Treasury Division: net gains on sale of securities available for sale, activities of hedging derivative instruments and gain (loss) on foreign currency expense.
Asset Management Division: trading gains and related other income (expense), net.

(9) Net Income per Share calculations are based on the average number of shares outstanding during each period.

(10) Tier 1 Capital refers to total stockholders’ equity.
Tier 1 Capital ratio refers to Tier 1 Capital as a percentage of risk weighted assets.
Risk-weighted assets are calculated based on US Federal Reserve Board and Basel I capital adequacy guidelines.

(11) Total Capital refers to total stockholders’ equity plus Tier 2 Capital based on US Federal Reserve Board and Basel I capital adequacy guidelines.
Total Capital ratio refers to Total Capital as a percentage of risk weighted assets.

(12) Operating ROE: Annualized net operating income divided by average stockholders’ equity.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments. The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995. The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income and return on equity in future periods, including income derived from the Treasury Division and Asset Management Division, the improvement in the financial and performance strength of the Bank and the progress the Bank is making. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

About Bladex
Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to support trade finance in the Region. Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors. Through June 30, 2008, Bladex had disbursed accumulated credits of over $156 billion.

Conference Call Information

There will be a conference call to discuss the Bank’s quarterly results on Tuesday, July 29, 2008, at 11:00 a.m., New York City time (Eastern Time). For those interested in participating, please dial (800) 311-9401 in the United States or, if outside the United States, (334) 323-7224. Participants should use conference ID# 8034, and dial in five minutes before the call is set to begin. There will also be a live audio web cast of the conference at www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion, and will remain available through September 28, 2008. Please dial (877) 919-4059 or (334) 323-7226, and follow the instructions. The Conference ID# for the replayed call is 42697683.

For more information, please access www.bladex.com or contact:

Mr. Jaime Celorio
Chief Financial Officer
Bladex
Calle 50 y Aquilino de la Guardia
P.O. Box: 0819-08730
Panama City, Panama
Tel: (507) 210-8563
Fax: (507) 269-6333
E-mail address: jcelorio@bladex.com

Investor Relations Firm:
i-advize Corporate Communications, Inc.
Mrs. Melanie Carpenter / Mr. Peter Majeski
82 Wall Street, Suite 805
New York, NY 10005
Tel: (212) 406-3690
E-mail address: bladex@i-advize.com

EXHIBIT I

CONSOLIDATED BALANCE SHEETS
	AT THE END OF,
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Jun. 30, 2007	Mar. 31, 2008	Jun. 30, 2008	CHANGE	%	CHANGE	%
	(In US$ million)

ASSETS:
Cash and due from banks	$326	$539	$349	$(190)	(35)%	$23	7%
Trading assets	143	29	0	(29)	(100)	(143)	(100)
Securities available for sale	168	695	737	41	6	568	338
Securities held to maturity	0	0	29	29	0	29	n.m. (*)
Investment in mutual funds	0	0	144	144	0	144	n.m. (*)
Loans	3,415	3,775	4,105	330	9	689	20
Less:
Allowance for loan losses	(69)	(70)	(70)	0	(0)	(1)	1
Unearned income and deferred loan fees	(4)	(7)	(6)	0	(6)	(2)	51
Loans, net	3,342	3,698	4,029	330	9	686	21

Customers' liabilities under acceptances	21	35	31	(3)	(9)	11	52
Premises and equipment, net	10	10	8	(2)	(16)	(1)	(15)
Accrued interest receivable	52	52	59	7	14	7	14
Other assets	144	32	21	(11)	(35)	(123)	(85)

TOTAL ASSETS	$4,205	$5,090	$5,407	$317	6%	$1,202	29%

LIABILITIES AND STOCKHOLDERS' EQUITY:
Deposits:
Demand	$109	$94	$104	$9	10%	$(5)	(5)
Time	1,272	1,263	1,633	370	29	361	28
Total Deposits	1,381	1,357	1,736	379	28	356	26

Trading liabilities	178	23	0	(23)	(100)	(178)	(100)
Securities sold under repurchase agreements	113	529	458	(70)	(13)	345	306
Short-term borrowings	945	1,204	1,230	26	2	285	30
Long-term debt and borrowings	813	1,220	1,202	(18)	(1)	389	48
Acceptances outstanding	21	35	31	(3)	(9)	11	52
Accrued interest payable	36	36	43	7	20	7	20
Reserve for losses on off-balance sheet credit risk	13	14	16	3	18	3	21
Other liabilities	99	65	44	(20)	(31)	(55)	(55)
TOTAL LIABILITIES	$3,599	$4,482	$4,762	$281	6%	$1,164	32%

STOCKHOLDERS' EQUITY:
Common stock, no par value, assigned value of US$6.67	280	280	280
Additional paid-in capital in exces of assigned value	135	135	136
Capital reserves	95	95	95
Retained earnings	231	257	274
Accumulated other comprehensive income (loss)	(1)	(25)	(6)
Treasury stock	(134)	(134)	(134)

TOTAL STOCKHOLDERS' EQUITY	$606	$608	$645	$37	6%	$39	6%

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,205	$5,090	$5,407	$317	6%	$1,202	29%

(*) "n.m." means not meaningful.

EXHIBIT II

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE THREE MONTHS ENDED
	(A)	(B)	(C)	(C) - (B)		(C) - (A)
	Jun. 30, 2007	Mar. 31, 2008	Jun. 30, 2008	CHANGE	%	CHANGE	%
	(In US$ thousand, except per share data)
INCOME STATEMENT DATA:
Interest income	$63,243	$67,850	$60,629	$(7,221)	(11)%	$(2,614)	(4)%
Interest expense	(46,497)	(46,733)	(40,513)	6,220	(13)	5,984	(13)
NET INTEREST INCOME	16,745	21,118	20,116	(1,002)	(5)	3,370	20
Reversal (provision) for loan losses	(6,235)	0	3,204	3,204	n.m. (*)	9,439	(151)

NET INTEREST INCOME AFTER REVERSAL
FOR LOAN LOSSES	10,510	21,118	23,319	2,202	10	12,809	122

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	7,581	0	(2,513)	(2,513)	n.m. (*)	(10,094)	(133)
Fees and commissions, net	1,525	1,799	2,421	622	35	896	59
Activities of hedging derivatives instruments	1	(52)	(27)	25	(49)	(28)	(2,747)
Recoveries (impairment), on assets	(500)	0	(339)	(339)	n.m. (*)	161	(32)
Trading gains	14,278	5,350	216	(5,134)	(96)	(14,062)	(98)
Net gains on sale of securities available for sale	3,906	0	2,095	2,095	n.m. (*)	(1,812)	(46)
Net gains on mutual funds	0	0	10,960	10,960	n.m. (*)	10,960	n.m. (*)
Gain (loss) on foreign currency exchange	(56)	184	554	370	201	610	(1,084)
Other income (expense), net	0	40	30	(11)	(27)	30	27,385
NET OTHER INCOME (EXPENSE)	26,734	7,321	13,396	6,075	83	(13,338)	(50)

OPERATING EXPENSES:
Salaries and other employee expenses	(6,234)	(5,530)	(4,970)	560	(10)	1,264	(20)
Depreciation, amortization and impairment	(639)	(682)	(1,648)	(966)	142	(1,008)	158
Professional services	(1,223)	(737)	(1,241)	(504)	68	(19)	2
Maintenance and repairs	(279)	(300)	(365)	(64)	21	(86)	31
Other operating expenses	(1,887)	(1,988)	(2,228)	(240)	12	(341)	18
TOTAL OPERATING EXPENSES	(10,262)	(9,237)	(10,452)	(1,215)	13	(190)	2

NET INCOME	$26,983	$19,202	$26,264	$7,062	37%	$(719)	(3)%

PER COMMON SHARE DATA:
Net income per share	0.74	0.53	0.72
Diluted earnings per share	0.73	0.53	0.72

Average basic shares	36,335	36,370	36,370
Average diluted shares	37,062	36,370	36,423

PERFORMANCE RATIOS:
Return on average assets	2.7%	1.6%	2.0%
Return on average stockholders' equity	18.0%	12.6%	16.7%
Net interest margin	1.70%	1.77%	1.56%
Net interest spread	0.76%	1.14%	1.09%
Operating expenses to total average assets	1.01%	0.76%	0.80%

(*) "n.m." means not meaningful.

EXHIBIT III

SUMMARY OF CONSOLIDATED FINANCIAL DATA
(Consolidated Statements of Income, Balance Sheets, and Selected Financial Ratios)

	FOR THE SIX MONTHS ENDED JUNE 30,
	2007	2008
(In US$ thousand, except per share amounts & ratios)

INCOME STATEMENT DATA:
Net interest income	$33,821	$41,233
Fees and commissions, net	2,800	4,220
Reversal of provision for loan and off-balance sheet credit losses, net	2,150	690
Activities of hedging derivatives instruments	(483)	(78)
Recoveries (impairment), on assets	(500)	(339)
Trading gains	15,286	5,566
Net gains on sale of securities available for sale	6,605	2,095
Net gains on mutual funds	0	10,960
Gain (loss) on foreign currency exchange	(56)	738
Other income (expense), net	41	70
Operating expenses	(17,847)	(19,688)
NET INCOME	$41,817	$45,466
BALANCE SHEET DATA (In US$ millions):
Investment securities and trading assets	311	766
Loans, net	3,342	4,029
Total assets	4,205	5,407
Deposits	1,381	1,736
Trading liabilities	178	0
Securities sold under repurchase agreements	113	458
Short-term borrowings	945	1,230
Long-term debt and borrowings	813	1,202
Total liabilities	3,599	4,762
Stockholders' equity	606	645
PER COMMON SHARE DATA:
Net income per share	1.15	1.25
Diluted earnings per share	1.13	1.25
Book value (period average)	16.39	17.10
Book value (period end)	16.68	17.74
(In US$ thousand):
Average basic shares	36,332	36,370
Average diluted shares	36,853	36,397
Basic shares period end	36,348	36,371
SELECTED FINANCIAL RATIOS:
PERFORMANCE RATIOS:
Return on average assets	2.1%	1.8%
Return on average stockholders' equity	14.2%	14.7%
Net interest margin	1.76%	1.67%
Net interest spread	0.82%	1.12%
Operating expenses to total average assets	0.91%	0.78%

ASSET QUALITY RATIOS:
Non-accruing loans to total loans, net of discounts (1)	0.0%	0.0%
Charge offs net of recoveries to total loan portfolio (1)	0.0%	-0.1%
Allowance for loan losses to total loan portfolio (1)	2.0%	1.7%
Allowance for losses on off-balance sheet credit risk to total contingencies	2.6%	4.0%

CAPITAL RATIOS:
Stockholders' equity to total assets	14.4%	11.9%
Tier 1 capital to risk-weighted assets	21.2%	19.0%
Total capital to risk-weighted assets	22.4%	20.3%

(1) Loan portfolio is presented net of unearned income and deferred loan fees.

EXHIBIT IV

CONSOLIDATED STATEMENTS OF INCOME

	FOR THE SIX MONTHS ENDED JUNE 30,
	2007	2008	CHANGE	%
(In US$ thousand)
INCOME STATEMENT DATA:
Interest income	$124,236	$128,479	$4,243	3%
Interest expense	(90,414)	(87,246)	3,169	(4)
NET INTEREST INCOME	33,821	41,233	7,412	22
Provision for loan losses	(11,589)	3,204	14,793	(128)

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	22,232	44,437	22,205	100

OTHER INCOME (EXPENSE):
Reversal for losses on off-balance sheet credit risk	13,739	(2,513)	(16,252)	(118)
Fees and commissions, net	2,800	4,220	1,420	51
Derivatives and hedging activities	(483)	(78)	405	(84)
Recoveries (impairment), on assets	(500)	(339)	161	(32)
Trading gains	15,286	5,566	(9,720)	(64)
Net gains on sale of securities available for sale	6,605	2,095	(4,511)	(68)
Net gains on mutual funds	0	10,960	10,960	n.m. (*)
Gain (loss) on foreign currency exchange	(56)	738	794	(1,422)
Other income (expense), net	41	70	29	72
NET OTHER INCOME (EXPENSE	37,432	20,718	(16,714)	(45)

OPERATING EXPENSES:
Salaries and other employee expenses	(10,497)	(10,499)	(3)	0
Depreciation, amortization and impairment	(1,267)	(2,329)	(1,063)	84
Professional services	(1,963)	(1,979)	(16)	1
Maintenance and repairs	(570)	(665)	(96)	17
Other operating expenses	(3,551)	(4,216)	(664)	19
TOTAL OPERATING EXPENSES	(17,847)	(19,688)	(1,841)	10

NET INCOME	$41,817	$45,466	$3,650	9%

(*) "n.m." means not meaningful.

EXHIBIT V

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE THREE MONTHS ENDED,
	June 30, 2007			March 31, 2008			June 30, 2008
	AVERAGE		AVG.	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$290	$4.0	5.50%	$443	$3.8	3.36%	$382	$2.1	2.20%
Loans, net of unearned income & deferred loan fees	3,321	54.1	6.44	3,701	55.4	5.92	3,966	49.7	4.96
Trading assets	110	1.6	5.80	29	0.1	1.61	42	0.0	0.08
Investment securities	241	3.6	5.84	615	8.6	5.53	783	8.8	4.45

TOTAL INTEREST EARNING ASSETS	$3,961	$63.2	6.32%	$4,787	$67.9	5.61%	$5,172	$60.6	4.64%

Investment in mutual funds	0			0			42
Non interest earning assets	75			108			80
Allowance for loan losses	(56)			(70)			(70)
Other assets	76			85			41

TOTAL ASSETS	$4,055			$4,911			$5,265

INTEREST BEARING LIABILITITES
Deposits.	$1,341	$18.1	5.33%	$1,435	$13.7	3.79%	$1,601	$11.7	2.88%
Trading liabilities	88	1.4	6.24	45	0.7	6.20	12	0.1	2.62
Securities sold under repurchase agreement and short-term borrowings	1,123	15.6	5.49	1,655	18.8	4.49	1,697	16.0	3.73
Long-term debt and borrowings	760	11.5	5.98	1,006	13.5	5.32	1,209	12.8	4.18

TOTAL INTEREST BEARING LIABILITIES	$3,311	$46.5	5.56%	$4,141	$46.7	4.46%	$4,519	$40.5	3.55%

Non interest bearing liabilities and other liabilities	$142			$157			$115

TOTAL LIABILITIES	3,453			4,298			4,635

STOCKHOLDERS' EQUITY	603			613			631

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,055			$4,911			$5,265

NET INTEREST SPREAD			0.76%			1.14%			1.09%
NET INTEREST INCOME AND NET INTEREST MARGIN		$16.7	1.70%		$21.1	1.77%		$20.1	1.56%

(*) "n.m." means not meaningful.

EXHIBIT VI

CONSOLIDATED NET INTEREST INCOME AND AVERAGE BALANCES

	FOR THE SIX MONTHS ENDED,
	June 30, 2007			June 30, 2008
	AVERAGE		AVG.	AVERAGE		AVG.
	BALANCE	INTEREST	RATE	BALANCE	INTEREST	RATE
	(In US$ million)

INTEREST EARNING ASSETS
Interest-bearing deposits with banks	$260	$7.1	5.41%	$412	$5.9	2.82%
Loans, net of unearned income & deferred loan fees	3,194	104.1	6.48	3,833	105.1	5.42
Trading assets	116	4.1	7.06	35	0.1	0.70
Investment securities	310	8.9	5.75	699	17.4	4.93

TOTAL INTEREST EARNING ASSETS	$3,880	$124.2	6.37%	$4,980	$128.5	5.10%

Investment in mutual funds	0			21
Non interest earning assets	86			94
Allowance for loan losses	(54)			(70)
Other assets	60			63

TOTAL ASSETS	$3,973			$5,088

INTEREST BEARING LIABILITITES

Deposits	$1,250	$33.4	5.32%	$1,518	$25.4	3.31%
Trading liabilities	73	2.3	6.38	28	0.8	5.45
Securities sold under repurchase agreement and short-term borrowings	1,243	34.3	5.48	1,676	34.8	4.10
Long-term debt and borrowings	675	20.4	6.01	1,107	26.3	4.70

TOTAL INTEREST BEARING LIABILITIES	$3,241	$90.4	5.55%	$4,330	$87.2	3.99%

Non interest bearing liabilities and other liabilities	$136			$136

TOTAL LIABILITIES	3,377			4,466

STOCKHOLDERS' EQUITY	596			622

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,973			$5,088

NET INTEREST SPREAD			0.82%			1.12%
NET INTEREST INCOME AND NET INTEREST MARGIN		$33.8	1.76%		$41.2	1.67%

(*) "n.m." means not meaningful

EXHIBIT VII

CONSOLIDATED STATEMENT OF INCOME
(In US$ thousand, except ratios)

	SIX MONTHS						SIX MONTHS
	ENDED	FOR THE THREE MONTHS ENDED					ENDED
	JUN 30/07	JUN 30/07	SEP 30/07	DEC 31/07	MAR 31/08	JUN 30/08	JUN 30/08

INCOME STATEMENT DATA:
Interest income	$124,236	$63,243	$68,641	$71,992	$67,850	$60,629	$128,479
Interest expense	(90,414)	(46,497)	(51,020)	(52,864)	(46,733)	(40,513)	(87,246)
NET INTEREST INCOME	33,821	16,745	17,622	19,127	21,118	20,116	41,233
Reversal (provision) for loan losses	(11,589)	(6,235)	(3,384)	2,980	0	3,204	3,204

NET INTEREST INCOME AFTER REVERSAL (PROVISION) FOR LOAN LOSSES	22,232	10,510	14,237	22,107	21,118	23,319	44,437

OTHER INCOME (EXPENSE):
Reversal (provision) for losses on off-balance sheet credit risk	13,739	7,581	2,964	(3,235)	0	(2,513)	(2,513)
Fees and commissions, net	2,800	1,525	1,173	1,582	1,799	2,421	4,220
Derivatives and hedging activities	(483)	1	(294)	(212)	(52)	(27)	(78)
Recoveries (impairment) on assets	(500)	(500)	0	0	0	(339)	(339)
Trading gains	15,286	14,278	5,104	3,475	5,350	216	5,566
Net gains on sale of securities available for sale	6,605	3,906	288	2,226	0	2,095	2,095
Net gains on mutual funds	0	0	0	0	0	10,960	10,960
Gain (loss) on foreign currency exchange	(56)	(56)	(9)	181	184	554	738
Other income (expense), net	41	0	17	(64)	40	30	70
NET OTHER INCOME (EXPENSE)	37,432	26,734	9,242	3,954	7,321	13,396	20,718

TOTAL OPERATING EXPENSES	(17,847)	(10,262)	(8,652)	(10,527)	(9,237)	(10,452)	(19,688)
NET INCOME	$41,817	$26,983	$14,827	$15,534	$19,202	$26,264	$45,466

SELECTED FINANCIAL DATA
PER COMMON SHARE DATA
Net income per share	$1.15	$0.74	$0.41	$0.43	$0.53	$0.72	$1.25
PERFORMANCE RATIOS
Return on average assets	2.1%	2.7%	1.4%	1.3%	1.6%	2.0%	1.8%
Return on average stockholders' equity	14.2%	18.0%	9.6%	9.9%	12.6%	16.7%	14.7%
Net interest margin	1.76%	1.70%	1.65%	1.69%	1.77%	1.56%	1.67%
Net interest spread	0.82%	0.76%	0.73%	0.84%	1.14%	1.09%	1.12%
Operating expenses to average assets	0.91%	1.01%	0.80%	0.91%	0.76%	0.80%	0.78%

EXHIBIT VIII

BUSINESS SEGMENT ANALYSIS
(In US$ million)

	FOR THE SIX MONTHS ENDED		FOR THE THREE MONTHS ENDED
	JUN 30/07	JUN 30/08	JUN 30/07	MAR 31/08	JUN 30/08

COMMERCIAL DIVISION:
Net interest income (1)	$30.2	$38.3	$15.4	$19.4	$18.9
Non-interest operating income (2)	2.7	3.7	1.4	1.8	1.9
Operating expenses (3)	(12.9)	(14.4)	(6.7)	(6.5)	(7.9)
Net operating income (4)	20.1	27.5	10.1	14.7	12.9
Reversal (provision) for loan and off-balance sheet credit losses, net	2.2	0.7	1.3	0.0	0.7
Impairment on assets	(0.5)	(0.3)	(0.5)	0.0	(0.3)
NET INCOME	$21.7	$27.9	$10.9	$14.7	$13.2

Average interest-earning assets (5)	3,194	3,833	3,321	3,701	3,966
End-of-period interest-earning assets (5)	3,411	4,098	3,411	3,768	4,098

TREASURY DIVISION:
Net interest income (1)	$2.5	$4.2	$1.1	$2.2	$2.1
Non-interest operating income (2)	6.2	2.8	3.9	0.2	2.7
Operating expenses (3)	(1.9)	(3.1)	(1.0)	(1.4)	(1.8)
Net operating income (5)	6.7	3.9	4.1	1.0	3.0
NET INCOME	$6.7	$3.9	$4.1	$1.0	$3.0
Average interest-earning assets (6)	516	1,044	450	967	1,121
End-of-period interest-earning assets (6)	399	1,115	399	1,183	1,115

ASSET MANAGEMENT DIVISION:
Net interest income (1)	$1.1	$(1.3)	$0.2	$(0.4)	$(0.8)
Non-interest operating income (2)	15.3	17.0	14.3	5.4	11.7
Operating expenses (3)	(3.0)	(2.1)	(2.5)	(1.3)	(0.8)
Net operating income (4)	13.4	13.6	12.0	3.6	10.1
NET INCOME	$13.4	$13.6	$12.0	$3.6	$10.1
Average interest-earning assets (7)	169	102	190	119	85
Average investment in mutual funds	0	21	0	0	42
Total average interest-earning assets and investment in mutual funds	169	123	190	119	127

End-of-period interest-earning assets (7)	237	0	237	80	0
End-of-period investment in mutual funds	0	144	0	0	144
Total end-of period interest-earning assets and investment in mutual funds	237	144	237	80	144

CONSOLIDATED:
Net interest income (1)	$33.8	$41.2	$16.7	$21.1	$20.1
Non-interest operating income (2)	24.2	23.6	19.7	7.3	16.2
Operating expenses (3)	(17.8)	(19.7)	(10.3)	(9.2)	(10.5)
Net operating income (4)	40.2	45.1	26.1	19.2	25.9
Reversal (provision) for loan and off-balance sheet credit losses, net	2.2	0.7	1.3	0.0	0.7
Recoveries (impairment), on assets	(0.5)	(0.3)	(0.5)	0.0	(0.3)
NET INCOME	$41.8	$45.5	$27.0	$19.2	$26.3
Average interest-earning assets	3,880	4,980	3,961	4,787	5,172
End-of-period interest-earning assets	4,048	5,213	4,048	5,031	5,213

The bank has aligned its operations into three major business segments, based on the nature of clients, products and on credit risk standards.
Interest expenses are allocated based on average credits.
(1) Interest income on interest-earning assets, net of allocated cost of funds.
(2) Non-interest operating income consists of net other income (expense), excluding reversals of provisions for credit losses and impairment on assets
(3) Operating expenses are calculated based on average credits.
(4) Net operating income refers to net income excluding reversals of provisions for credit losses and impairment on assets.
(5) Includes loans, net of unearned income and deferred loan fees.
(6) Includes cash and due from banks, interest-bearing deposits with banks, securities available for sale and held to maturity.
(7) Includes cash and due from banks, interest-bearing deposits with banks, and trading securities of Asset Management Division.

EXHIBIT IX

CREDIT PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A) 30JUN07		(B) 31MAR08		(C) 30JUN08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$247	6.0	$310	6.4	$273	5.2	$(37)	$27
BOLIVIA	5	0.1	0	0.0	5	0.1	5	0
BRAZIL	1,467	35.7	1,714	35.2	1,801	34.3	87	334
CHILE	161	3.9	53	1.1	52	1.0	(1)	(110)
COLOMBIA	347	8.5	629	12.9	514	9.8	(116)	166
COSTA RICA	63	1.5	96	2.0	256	4.9	160	193
DOMINICAN REPUBLIC	108	2.6	81	1.7	80	1.5	(1)	(28)
ECUADOR	136	3.3	151	3.1	174	3.3	23	37
EL SALVADOR	32	0.8	62	1.3	73	1.4	11	41
GUATEMALA	102	2.5	119	2.4	175	3.3	56	73
HONDURAS	50	1.2	56	1.1	56	1.1	1	6
JAMAICA	38	0.9	70	1.4	85	1.6	15	47
MEXICO	390	9.5	492	10.1	497	9.5	5	107
NICARAGUA	12	0.3	20	0.4	5	0.1	(14)	(6)
PANAMA	178	4.3	227	4.6	226	4.3	(1)	48
PERU	465	11.3	646	13.3	680	12.9	34	215
TRINIDAD & TOBAGO	142	3.5	26	0.5	92	1.8	67	(49)
URUGUAY	0	0.0	4	0.1	0	0.0	(4)	0
VENEZUELA	159	3.9	94	1.9	141	2.7	47	(17)
OTHER	5	0.1	25	0.5	67	1.3	43	62

TOTAL CREDIT PORTFOLIO (1)	$4,106	100%	$4,874	100%	$5,252	100%	$378	$1,145

UNEARNED INCOME AND COMMISSION (2)	(4)		(7)		(6)		0	(2)

TOTAL CREDIT PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$4,102		$4,867		$5,245		$378	$1,143

(1)
Includes book value of loans, fair value of selected investment securities, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks, credit default swaps and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT X

COMMERCIAL PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
	(A) 30JUN07		(B) 31MAR08		(C) 30JUN08		Change in Amount
COUNTRY	Amount	% of Total Outstanding	Amount	% of Total Outstanding	Amount	% of Total Outstanding	(C) - (B)	(C) - (A)

ARGENTINA	$232	5.9	$291	7.0	$273	6.1	$(17)	$41
BOLIVIA	5	0.1	0	0.0	5	0.1	5	0
BRAZIL	1,400	35.6	1,541	36.9	1,640	36.3	99	240
CHILE	119	3.0	10	0.2	9	0.2	(1)	(110)
COLOMBIA	344	8.7	394	9.4	336	7.4	(58)	(8)
COSTA RICA	63	1.6	96	2.3	237	5.3	141	174
DOMINICAN REPUBLIC	93	2.4	70	1.7	69	1.5	(1)	(24)
ECUADOR	136	3.5	151	3.6	174	3.8	23	37
EL SALVADOR	32	0.8	40	1.0	34	0.8	(6)	2
GUATEMALA	102	2.6	113	2.7	134	3.0	20	32
HONDURAS	50	1.3	56	1.3	56	1.3	1	6
JAMAICA	38	1.0	70	1.7	85	1.9	15	47
MEXICO	379	9.6	416	10.0	420	9.3	4	40
NICARAGUA	12	0.3	20	0.5	5	0.1	(14)	(6)
PANAMA	158	4.0	149	3.6	149	3.3	1	(9)
PERU	465	11.8	616	14.8	651	14.4	34	186
TRINIDAD & TOBAGO	142	3.6	26	0.6	92	2.0	67	(49)
URUGUAY	0	0.0	4	0.1	0	0.0	(4)	0
VENEZUELA	159	4.0	94	2.3	141	3.1	47	(17)
OTHER	5	0.1	20	0.5	1	0.0	(19)	(5)

TOTAL COMMERCIAL PORTFOLIO (1)	$3,935	100%	$4,176	100%	$4,512	100%	$336	$577

UNEARNED INCOME AND COMMISSION (2)	(4)		(7)		(6)		0	(2)

TOTAL COMMERCIAL PORTFOLIO, NET OF UNEARNED INCOME AND COMMISSION	$3,931		$4,169		$4,506		$337	$575

(1)
Includes book value of loans, acceptances, and contingencies (including confirmed letters of credit, stand-by letters of credit, and guarantees covering commercial and country risks and credit commitments).

(2)	Represents unearned income and commission on loans.

EXHIBIT XI

AVAILABLE FOR SALE PORTFOLIO
DISTRIBUTION BY COUNTRY
(In US$ million)

	AT THE END OF,
COUNTRY	(A) Jun. 30, 2007	(B) Mar. 31, 2008	(C) Jun. 30, 2008	(C) - (B)	(C) - (A)

ARGENTINA	$15	$20	$0	$(20)	$(15)
BRAZIL	67	173	161	(12)	94
CHILE	42	43	42	(0)	0
COLOMBIA	0	232	175	(58)	175
COSTA RICA	0	0	19	19	19
DOMINICAN REPUBLIC	15	11	11	(0)	(3)
EL SALVADOR	0	22	38	16	38
GUATEMALA	0	6	41	36	30
MEXICO	11	76	77	2	58
PANAMA	20	78	77	(1)	77
PERU	0	30	29	(1)	29
OTHER	0	5	67	61	67
TOTAL AVAILABLE FOR SALE PORTFOLIO	$168	$695	$737	$41	$568

EXHIBIT XII

CREDIT DISBURSEMENTS
DISTRIBUTION BY COUNTRY
(In US$ million)

	QUARTERLY INFORMATION
COUNTRY	(A) 2QTR07	(B) 1QTR08	(C) 2QTR08	(C) - (B)	(C) - (A)
ARGENTINA	$108	$94	$46	$(48)	$(61)
BOLIVIA	0	0	5	5	5
BRAZIL	369	375	399	24	30
CHILE	73	0	0	(0)	(73)
COLOMBIA	177	156	40	(116)	(137)
COSTA RICA	70	113	248	135	177
DOMINICAN REPUBLIC	128	118	80	(38)	(48)
ECUADOR	111	96	112	17	1
EL SALVADOR	20	29	26	(3)	6
GUATEMALA	48	61	101	40	53
HONDURAS	51	24	40	15	(11)
JAMAICA	45	79	99	20	54
MEXICO	263	115	256	141	(7)
NICARAGUA	2	19	0	(19)	(2)
PANAMA	38	33	28	(5)	(10)
PERU	411	537	203	(334)	(208)
TRINIDAD & TOBAGO	89	53	160	107	71
URUGUAY	0	4	3	(1)	3
VENEZUELA	19	86	53	(33)	34
OTHER	5	7	62	55	56

TOTAL CREDIT DISBURSED	$2,028	$2,000	$1,962	$(38)	$(66)

Includes book value of loans, fair value of selected investment securities, and contingencies (including confirmed letters of credit, stand-by letters of credit, guarantees covering commercial and country risks, credit default swaps and credit commitments).